Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)
Script – Internal Announcement Video / Konecranes and Terex Merger

Text frame: Konecranes and Terex to form leading global lifting and material handling solutions company through merger of equals

Speaker: Pekka Lundmark, President and CEO, Konecranes

Spoken:
Lundmark:
1.	Dear Konecranes employees
2.
I’m very happy to tell you that Konecranes Plc and Terex Corporation have announced that their respective Boards of Directors have unanimously approved an agreement to combine their businesses in a merger of equals.

3.	The combined company will be called Konecranes Terex Plc,
4.	and it will have an estimated pro forma 2014 revenue of 7.5 billion euros and EBITDA of 636 million euros.
5.	The company will have approximately 32,000 employees worldwide
6.	and it will be a global leader in Lifting and Material Handling Solutions.
7.	This is truly a defining step in the history of both companies.
8.	Together, we will be able to build a stronger and more diverse company that will succeed in a dynamic and highly competitive global industry.

Text frame: What are the opportunities of this merger? And will there also be negative effects for Konecranes?

Spoken:
Lundmark:
1.	The combined company will be able to offer comprehensive solutions to customers worldwide based on a highly complementary product portfolio.
2.	Konecranes Terex will have the critical scale to continue to drive technology innovation and provide customers with an industry-leading service offering.

3.	There are several potential synergies expected from the merger, for example from supply chain optimization and logistics efficiency.
4.	It is also expected that the combined company will benefit from excellent cross-selling opportunities.
5.	We will get an opportunity to combine the world’s largest installed base of industrial cranes with the capabilities of the combined service organization of the two companies.
6.	Combining the industrial cranes businesses will offer significant economies of scale, and take care of our competiveness against the growing number of new vendors from emerging countries.
7.
In port cranes, the portfolios are highly complementary. Terex has a strong position exactly in those areas we are weaker or not a player at all: straddle carriers, horizontal transportation / AGVs, and mobile harbor cranes. The combined company will be a strong equipment and service partner to meet with the all the time toughening requirements from the consolidating port operator industry.

8.
By combining Konecranes and Terex, employees of both companies will benefit from the international environment of a market leading company, offering an even broader range of career and development opportunities.

9.	As a summary, I believe this is a very good deal for us.
10.
As previously announced my role as the President and CEO of Konecranes will end September 5th. I want to point out that the timing of me leaving this company is totally unrelated to this transaction. Teo Ottola will be the Deputy CEO until the future President and CEO Panu Routila starts. I will now let Teo explain this merger in more detail.

Text frame: What will be the result of the merger?
Speaker: Teo Ottola, Chief Financial Officer, Konecranes

Spoken:
Ottola:
1.	Thank you, Pekka.
2.	The combined company will be called Konecranes Terex Plc.
3.	It will be incorporated in Finland and have main offices in Hyvinkää, Finland and Westport, Connecticut, USA.
4.	Konecranes Terex is expected to be dually listed at Nasdaq Helsinki and New York Stock Exchange,
5.	It will be approx. 60 percent owned by Terex shareholders and approx. 40 percent owned by Konecranes shareholders.
6.	Konecranes’ current Chairman of the Board Stig Gustavson will become Konecranes Terex’s Chairman and the Terex CEO Ron DeFeo will become Konecranes Terex’s

CEO. Should Terex determine to appoint a new CEO before the completion of the transaction, the parties have agreed to do this in close collaboration between the Boards of Directors of Terex and Konecranes. We have a newly appointed CEO, Panu Routila, who will lead the organization and the merger process.
7.	Let’s have Panu, the future president and CEO of Konecranes to comment on this.

Text frame: How will the merger process proceed?

Speaker: Panu Routila, Future President and CEO, Konecranes

Spoken:
Routila:
1.	Thank you Teo.
2.	Both the closing of the transaction and the integration of the two companies will take time.
3.	Closing is expected to take place in the first half of 2016, in light of the global nature of the transition and the regulatory and shareholder approvals required.
4.	During that time, it is extremely important to keep in mind that the two companies, Konecranes and Terex, will operate as independent companies.
5.	Every day we have to fight in the market. We have to win new customers and orders, we have to deliver products and serve our customers, and we have to make profit.
6.
While it is anticipated that there will be overlap across certain functions within the organization that will result in change, which is always difficult, the ultimate goal of this transaction is to generate growth and along with it new job opportunities.  We will provide further details of our plans as we move towards closing.

7.	Appointed teams will work together to develop a plan to start the integration immediately after closing. Back to you Teo.

Text frame: What does the future look like for Konecranes Terex?
Spoken:
Ottola:
1.	We see that the combined company will have the opportunity to expand what Konecranes and Terex have built and become even stronger in the future.
2.	We believe that looking ahead, this merger opens up new and highly compelling opportunities.
3.	It is a great success that we are in a position to enter into this merger.
4.	We would like to thank all of you for your commitment.

5.	We look forward to continuing our success with you.
6.	Thank you.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.